SCHEDULE B

Gold Toe Moretz Holdings Corp. and Subsidiaries

Consolidated Financial Statements
as of and for the Years Ended December 31, 2010 and 2009,
and Independent Auditors’ Report

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Gold Toe Moretz Holdings Corp.
Newton, North Carolina

We have audited the accompanying consolidated balance sheets of Gold Toe Moretz Holdings Corp. and Subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 6, the Company has obtained waivers from its lender for violations, or expected violations, of certain covenants of its loan agreements through June 30, 2011; however, management does not expect to maintain compliance with certain covenants subsequent to June 30, 2011.  The Company’s expected noncompliance with the covenants of its loan agreements raises substantial doubt about its ability to continue as a going concern.  Management's plans concerning these matters are also discussed in Note 6 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 14, on April 15, 2011, Gildan Activewear, Inc. acquired 100% of the common stock of Gold Toe Moretz Holdings Corp for aggregate cash consideration of approximately $350 million. As a result of the transaction, all of the Company’s outstanding indebtedness under its loan agreements was repaid in full.

/s/ Deloitte & Touche LLP
Charlotte, North Carolina
March 31, 2011, except for the fourth paragraph of Note 14 and Note 15, as to which the date is June 27, 2011

GOLD TOE MORETZ HOLDINGS CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars In Thousands except share data)

	December 31, 2010	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$ 18,614	$ 14,539
Accounts receivable, net	43,938	56,865
Inventories	49,519	44,648
Prepaid expenses and other current assets	1,967	1,945
Deferred tax asset	457	719
Total current assets	114,495	118,716

Property, plant and equipment, net	5,019	6,597
Investment in affiliate	8,371	7,502
Deferred financing fees	471	627
Trademarks	5,823	5,823
Other identifiable intangibles	8,405	10,004
Goodwill	38,210	38,210
Other noncurrent assets	1,185	1,030
Total assets	$ 181,979	$ 188,509
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$ 34,045	$ 29,437
Accrued royalty payable	2,762	2,198
Accrued administrative fee payable	2,693	1,693
Accrued interest payable	2,493	2,675
Current portion of long-term debt and capital lease obligations	330,083	2,261
Total current liabilities	372,076	38,264
Deferred compensation	1,432	1,095
Long-term debt and capital lease obligations	16	344,528
Deferred tax liability	2,216	1,652
Pension liability	19,246	19,607
Other non-current liabilities	804	878

Commitments and contingencies (Note 12)

Stockholders’ deficit:
Common stock, $.10 par value; authorized shares: 2,500,000; issued and outstanding shares: 1,859,599 at December 31, 2010 and 1,835,974 at December 31, 2009	186	184
Additional paid-in capital	76,321	76,293
Accumulated deficit	(261,002)	(263,301)
Accumulated other comprehensive loss	(29,316)	(30,691)
Total stockholders’ deficit	(213,811)	(217,515)
Total liabilities and stockholders’ deficit	$ 181,979	$ 188,509

See Notes to Consolidated Financial Statements.

GOLD TOE MORETZ HOLDINGS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars In Thousands)

	Year Ended December 31,
	2010	2009

Net sales	$ 286,062	$ 303,473
Cost of goods sold	182,738	195,054
Gross profit	103,324	108,419
Selling, general and administrative expenses	62,090	62,117
Amortization of other identifiable intangibles	1,599	1,598
Impairment of long-lived assets	598	--
Pension and other postretirement benefit expenses	3,256	5,483
Restructuring expense	1,613	2,571
Interest expense	32,434	35,395
Interest income	(1)	(76)
Income before provision for taxes and equity earnings	1,735	1,331
Provision for taxes	136	267
Equity earnings in investment in joint venture	(700)	(749)
Net income	$ 2,299	$ 1,813

See Notes to Consolidated Financial Statements.

GOLD TOE MORETZ HOLDINGS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT AND
COMPREHENSIVE INCOME (LOSS)
(Dollars and Shares In Thousands)

			Additional		Other
	Common Stock		Paid-In	Accumulated	Comprehensive
	Shares	Amount	Capital	(Deficit) Income	Income (loss)	Total
Balance at January 1, 2009	1,836	$ 184	$76,240	$(264,351)	$(35,525)	$(223,452)
Net income				1,813		1,813
Pension liability adjustment					4,471	4,471
Foreign currency translation adjustment					363	363
Comprehensive income						6,647
Share-based compensation			53			53
Impact of adoption of ASC 740				(763)		(763)
Balance at December 31, 2009	1,836	184	76,293	(263,301)	(30,691)	(217,515)
Net income				2,299		2,299
Pension liability adjustment					956	956
Foreign currency translation adjustment					419	419
Comprehensive income						3,674
Share-based compensation			30			30
Vesting of restricted stock	24	2	(2)			--
Balance at December 31, 2010	1,860	$ 186	$76,321	$(261,002)	$(29,316)	$(213,811)

See Notes to Consolidated Financial Statements.

GOLD TOE MORETZ HOLDINGS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars In Thousands)

	Year Ended December 31,
	2010	2009
OPERATING ACTIVITIES
Net income	$ 2,299	$ 1,813
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:
Equity earnings in investment in joint venture	(700)	(749)
Depreciation	1,865	2,272
Loss on sale of property, plant and equipment	130	198
Impairment of property, plant and equipment	598	--
Amortization of other identifiable intangibles	1,599	1,598
Deferred financing amortization	156	39
Share-based compensation expense	30	53

Changes in operating assets and liabilities:
Accounts receivable	12,927	4,171
Inventories	(4,871)	20,019
Prepaid expenses and other current assets	(22)	26
Return on investment in affiliate	250	--
Other noncurrent assets	(155)	(132)
Accounts payable and accrued expenses	6,198	(9,721)
Accrued interest payable	(182)	(580)
Income taxes payable	--	(187)
Deferred taxes	826	(14)
Other noncurrent liabilities	858	4,201
Net cash provided by operating activities	21,806	23,007

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(1,041)	(581)
Proceeds on disposal of property, plant and equipment	--	140
Net cash used in investing activities	(1,041)	(441)

FINANCING ACTIVITIES
Borrowing under revolving credit agreement	21,500	5,000
Repayments under revolving credit agreement	(26,000)	(30,000)
Principal payments on long-term debt and capital lease obligations	(12,190)	(2,363)
Financing fees	--	(666)
Net cash used in financing activities	(16,690)	(28,029)

Net change in cash	4,075	(5,463)
Cash and cash equivalents at beginning of year	14,539	20,002
Cash and cash equivalents at end of year	$ 18,614	$ 14,539

SUPPLEMENTAL DISCLOSURES
Cash paid during the year:
Interest	$ 32,459	$ 35,936
Income taxes	$ 284	$ 307

See Notes to Consolidated Financial Statements.

GOLD TOE MORETZ HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Background and Significant Accounting Policies

Description of the Business

Gold Toe Moretz Holdings Corp. and its subsidiaries (the “Company”) design, manufacture and market socks in the United States and Canada.  The Company is a leading supplier to the department store, national chain and specialty sporting goods channels as well as the mass market and warehouse club channels. The Company’s owned brands include Gold Toe®, PowerSox®, Auro®, All Pro®, Silver Toe®, and gt®, a Gold Toe brand and licensed brands include New Balance®, Under Armour®, and kathy ireland®. Private label programs are developed for certain retailers such as Wal-Mart (Danskin®, Athletic Works®, Faded Glory® and George®), Target (Pro Spirit® and Merona®), Gap® and Old Navy®.

In late 2009, the Company began developing a line of men’s underwear t-shirts and tank tops, as well as an accompanying line of men’s underwear briefs, boxers, and boxer briefs.  This was an entirely new business and product line for the Company and it is being sold under the Gold Toe® brand.  Throughout 2010, the Company incurred costs associated with consumer research and testing, product development, packaging and advertising development, retail fixtures, and sample and mainline production.  Building up to the product launch at retail in July of 2010, the Company incurred additional costs related to promotional events, advertising and promotions, freight and import costs, distribution costs, and other costs related to both the building of rollout inventories and sell-in to retail.  The net costs incurred in 2010 associated with the underwear line of product were approximately $1.4 million.

Principles of Consolidation

The accompanying consolidated financial statements include Gold Toe Moretz Holdings Corp. and its wholly owned subsidiaries. All intercompany accounts and transactions are eliminated in consolidation.

Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.  As of December 31, 2010, the Company had no cash equivalents.

Accounts Receivable

The Company’s principal customers are retail stores and chains primarily located in the United States. The Company generally does not require collateral on accounts receivable.

The Company maintains allowances for markdowns and doubtful accounts for estimated customer allowance deductions related to retail sales conditions and estimated losses resulting from the inability of its customers to make required payments.  The allowances are estimated using historical experience, relative aging of accounts receivable and current market information regarding specific customers’ inability to meet its financial obligations (e.g., bankruptcy filing).  If the amount of allowances deducted from customers’ payments exceeds the Company’s estimates, or if the financial condition of the Company’s customers was to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.  The Company also maintains a reserve for the potential return of product that was shipped to customers during the current year.

Inventory Valuation

Inventories are recorded at standard costs, approximating cost determined on the first-in, first-out basis.  If the utility of the inventory is no longer as great as its cost, a loss is recorded to state inventory at the lower of cost or market, with a corresponding allowance.  Inventories are stated net of an allowance for obsolete and slow moving inventory. The Company identifies slow moving and obsolete inventory and estimates appropriate loss provisions equal to the difference between the cost of inventory and the estimated market value less cost to sell based upon assumptions about future demand and market conditions.  Based on the analysis of slow moving and obsolete inventory, the Company had a lower of cost or market reserve of $4.9 million and $9.2 million as of December 31, 2010 and 2009, respectively.  If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

During 2010, the Company spent approximately $240,000 to repackage products in inventory which contained rayon yarns derived from bamboo.  Some styles of these products were not properly labeled for content and/or product claims which were considered potentially problematic under fiber and labeling rules clarified by the Federal Trade Commission as they pertained to the rayon yarns extruded from bamboo.  These rule clarifications affected a wide range of apparel and home good manufacturers as well as retailers.

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.  Background and Significant Accounting Policies (Continued)

Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated by the straight-line method over the estimated useful lives of the assets as follows:

Buildings...........……………................................7-39 years
Machinery, equipment and other......................3-15 years
Leasehold improvements...................................The lesser of the lease term or estimated useful life

    Expenditures for repairs and maintenance are charged to expense as incurred, unless such expenses extend the life of the asset.  The Company recorded depreciation expense of $1.9 million and $2.3 million in 2010 and 2009, respectively, which is included in cost of goods sold and selling, general and administrative expenses in the accompanying consolidated statements of operations.

Impairment

           The Company reviews long-lived assets, including intangible assets subject to amortization, for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.  Any impairment losses are reported in the period in which the recognition criteria are first applied based on the fair value of the assets.  As a result of the closure of the Company’s Burlington, North Carolina facility, discussed in Restructuring below, in 2008, the Company recorded a $2.8 million impairment to write down the carrying value of the facility to fair market value less cost to sell.  The Company recorded an additional impairment related to the facility of $598,000 in 2010, based on a current market conditions and management’s best estimate.  The fair value measurement is Level 3 (unobservable market input) within the fair value hierarchy.

Goodwill and Other Intangible Assets

The Company tests its intangible assets with indefinite lives for impairment annually, as of July 1.  The Company considers relevant cash flow and profitability information, including estimated future operating results, trends and other available information, in assessing whether the carrying value is impaired.  Based on these annual impairment evaluations, no impairment of goodwill or other intangible assets with indefinite lives was identified in 2010 or 2009.  The Company will determine whether an event has occurred that would more likely than not reduce the fair value of the intangible assets with indefinite lives below its carrying value and, if necessary, the Company will perform an impairment test between annual dates.

Income Taxes

Deferred income taxes are provided at the enacted marginal rates on the differences between the financial statement and income tax basis of assets and liabilities.  Significant temporary differences include those related to net operating loss carryforwards, pension assets and liabilities, allowances for receivables, royalty income, inventory capitalization and reserves, interest expense, and allowance for bad debts.  The Company files a consolidated federal income tax return and separate, consolidated or unitary state and local income tax returns in accordance with the filing requirements and options applicable in the jurisdiction in which income tax returns are required. Income tax expense for the Company is presented in the accompanying consolidated financial statements calculated on a basis consistent with filing requirements.

Deferred tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The Company periodically will assess the realizability of deferred tax assets and the adequacy of deferred tax liabilities, including the results of local, state, or federal statutory tax audits or estimates and judgments used.

                  Realization of deferred tax assets associated with net operating loss and credit carryforwards is dependent upon generating sufficient taxable income prior to their expiration by tax jurisdiction. We believe that it is more likely than not that certain of these net operating loss and credit carryforwards may expire unused and, accordingly, have established a valuation allowance against them.

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.  Background and Significant Accounting Policies (Continued)

The Company adopted the provisions of Accounting Standards Codification 740, Income Taxes, (“ASC 740”) on January 1, 2009. ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of ASC 740 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of ASC 740, the Company had a $950,000 liability for unrecognized tax benefits at January 1, 2009. This included an adjustment to retained earnings of $763,000.  The liability recognized for uncertain tax positions is recorded in other non-current liabilities in the accompanying consolidated balance sheet as of December 31, 2010 and 2009.

The Company recognizes liabilities for uncertain tax positions based on a two-step process.  The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on its technical merits.  The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make use of estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results may vary from those estimates.

Revenue Recognition

The Company recognizes revenue when (i) there is persuasive evidence of an arrangement, (ii) the sales price is fixed or determinable, (iii) title and the risks of ownership have been transferred to the customer and (iv) collection of the receivable is reasonably assured, which occurs primarily upon shipment.  The Company records revenue net of the amount to be received after deductions for estimated discounts, allowances, returns, rebates and sales taxes.  These estimates and reserves are determined and adjusted as needed based upon historical experience, contract terms, and other related factors.  The Company also earns revenues from the licensing of trademarks, which are included in net sales in the accompanying consolidated statements of operations.  The Company offers a variety of sales incentives to resellers and consumers of its products, and the policies regarding the recognition and display of these incentives within the accompanying consolidated statements of operations are as follows:

Discounts and Rebates – The Company recognizes the cost of these incentives at the date at which the related sale is recognized or the date at which the incentive is offered.  The cost of these incentives is estimated using a number of factors, including historical utilization and redemption rates.   The Company includes these amounts in the determination of net sales.

Volume-Based Incentives – These incentives typically involve rebates that are redeemable only once the customer purchases from the Company for a specified period of time and a specific dollar amount.  The rebate amount may vary based on purchased volume hurdles.  Under the incentive programs, the Company estimates the anticipated rebate to be paid and accrues an appropriate amount each period.  The Company includes these amounts in the determination of net sales.

Cooperative Advertising – Under these arrangements, the Company agrees to reimburse customers for a portion of the costs incurred to advertise and promote certain of the Company’s products.  The Company recognizes the cost of cooperative advertising programs in the period in which the advertising and promotional activity first takes places.  The Company includes these amounts in the determination of net sales.

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.  Background and Significant Accounting Policies (Continued)

Restructuring

On January 8, 2008, the Company announced the closing of its manufacturing operations in Burlington, North Carolina.  The manufacturing operation was scaled down between March and October 2008.  This restructuring was to maximize supply chain opportunities and expand operations with the Joint Venture (see Note 9 – Investment in Affiliate).  In addition, the Company’s corporate office was consolidated into facilities in Newton, North Carolina and two warehouses, currently under lease, were idled.  In January 2009, the Company completed a workforce reduction in response to economic conditions deteriorating in late 2008 and the expected economic and retail conditions for 2009.

Restructuring expenses are summarized as follows:

	December 31,
	2010	2009
	(Dollars In Thousands)

Severance and benefits	$ 695	$ 1,495
Facility closure costs	911	1,068
Other	7	8
Total restructuring expense	$ 1,613	$ 2,571

These expenses are a result of closing the Burlington, North Carolina facility, workforce reductions, idle warehouses and consolidation of the corporate offices to Newton, North Carolina.  As of December 31, 2010, the Company had no restructuring liability other than the severance obligation summarized below.

The severance obligation related to the corporate office consolidation at December 31, 2009 and 2010, is summarized as follows (in thousands):

Balance, January 1, 2009	$ 442
Additions	47
Payments	(442)
Balance, December 31, 2009	$ 47
Additions	517
Payments	(507)
Balance, December 31, 2010	$ 57

Equity-Based Compensation

The Company recognizes compensation expense related to share-based compensation in the income statement over the service period based on the estimated fair value of the award (net of estimated forfeitures) at the grant date.  The Company determined, based on an analysis by a third-party valuation specialist, that the restricted stock grants had no fair value at the grant date.

                 The Company records deferred tax assets related to compensation expense for awards that are expected to result in future tax deductions for the Company, based on the amount of compensation cost recognized and the Company’s statutory tax rate in the jurisdiction in which it expects to receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and actual tax deductions reported on the Company’s income tax return are recorded in additional paid-in capital (if the tax deduction exceeds the deferred tax asset) or in the consolidated statements of operations as additional income tax expense (if the deferred tax asset exceeds the tax deduction and no excess additional paid-in capital exists from previous awards).

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.  Background and Significant Accounting Policies (Continued)

Comprehensive Income (Loss)

           The Company’s comprehensive income (loss) for the year and accumulated other comprehensive loss balance consists of foreign currency translation and minimum pension liability adjustments.  The components of accumulated other comprehensive loss, net of related taxes, are as follows:

	December 31, 2010	December 31, 2009
	(Dollars In Thousands)
Foreign currency translation adjustment	$ (1,723)	$ (2,142)
Pension liability adjustment	(27,593)	(28,549)
Accumulated other comprehensive loss	$(29,316)	$(30,691)

Translation of Foreign Financial Statements

           The Company records in other comprehensive income (loss) its share of translation adjustments arising from the translation of its equity method investee’s financial statements from its functional currency to the Company’s reporting currency.

Foreign currency transaction gains and losses are reflected in income currently.  For the years ended December 31, 2010 and 2009, Canadian foreign currency transaction gains amounted to approximately $223,000 and $37,000, respectively.

Advertising Costs

The Company charges advertising costs to operations in the period the advertising first takes place. Advertising costs were approximately $9.5 million and $9.3 million for the years ended December 31, 2010 and 2009, respectively.

Interest Income and Expense

Interest expense is comprised of interest on the financing agreements, capitalized leases and amortization of deferred financing fees.  During 2009, the Company discontinued the use of an overnight sweep investment account and money market accounts for its excess cash.  The Company recorded interest income of $1,000 and $76,000 in 2010 and 2009, respectively.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short maturities of these instruments. The carrying value of long-term debt approximates fair value based on its variable interest rates.

Risks, Uncertainties and Significant Concentrations

The Company manufactures and sources a portion of its products from domestic and foreign vendors. The Company attempts to limit the concentration with any one manufacturer or vendor. The Company believes it has alternative manufacturing and raw material sources available to meet its current and future production requirements in the event current manufacturers or vendors are unavailable to fulfill the Company's needs.

The Company's principal customer base, the retail industry, has experienced significant changes and difficulties over the past several years, including consolidation of ownership, increased centralization of buying decisions and restructurings. The Company cannot predict what effect, if any, continued changes within this industry would have on the Company's operations.

The Company has three customers, which each individually, accounted for greater than 10% of net sales for the fiscal years 2010 (14.5%, 11.2% and 10.5%) and 2009 (14.1%, 12.5% and 11.5%).

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.  Background and Significant Accounting Policies (Continued)

Recently Issued Accounting Standards Adopted and To Be Adopted

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2010-06 (“ASU 2010-6”) Improving Disclosures About Fair Value Measurements.  ASU 2010-6 amends Accounting Standards Codification (“ASC”) 820 (formerly Statement of Financial Accounting Standards No. 157 (“Statement 157”)) Fair Value Measurements to add new requirements for disclosures about transfers in and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements.  This amendment provides clarification for existing disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value.  This update amends guidance on employers’ disclosures about postretirement benefit plan assets to require that disclosures be provided by classes of assets instead of by major categories of assets.  The guidance is effective for the first reporting period beginning after December 15, 2009, except for the requirements to provide the Level 3 activity of purchases, sales issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010.  The Company does not expect the adoption of this guidance to have an impact on its current or prior consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update 2009-05 (“ASU 2009-5”) Fair Value Measurements and Disclosures (ASC Topic 820): Measuring Liabilities at Fair Value, which provides guidance on measuring the fair value of liabilities under ASC Topic 820 (formerly, Statement 157).  ASU 2009-05 is effective for the first reporting period (including interim periods) beginning after issuance.  The adoption of this ASU did not have an impact on the Company’s current or prior consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, Amendments to FASB Interpretation No. 46(R) which was primarily codified into ASC Topic 810, Consolidation.  This guidance was issued to improve financial reporting by enterprises involved with variable interest entities.  This statement was effective as of the beginning of the annual reporting period that began after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter.  The adoption of this guidance did not have an impact on the Company’s consolidated financial statements.

2.  Accounts Receivable

Allowances provided for accounts receivable are as follows:

	December 31,
	2010	2009
	(Dollars In Thousands)

Doubtful accounts	$ 219	$ 1,493
Customer allowances and returns	7,642	7,717
	$ 7,861	$ 9,210

3.  Inventories

Inventories consist of the following:

	December 31,
	2010	2009
	(Dollars In Thousands)

Finished goods	$ 46,311	$ 40,899
Work in process	525	1,755
Raw material and supplies	2,683	1,994
	$ 49,519	$ 44,648

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.  Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following:

	December 31,
	2010	2009
	(Dollars In Thousands)

Land	$ 140	$ 140
Buildings and site improvements	3,890	4,810
Machinery, equipment and other	39,562	43,541
Construction in progress	384	120
	43,976	48,611
Less: accumulated depreciation	(38,957)	(42,014)
	$ 5,019	$ 6,597

5.  Goodwill and Other Identifiable Intangibles

	2010			2009
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
			(Dollars In Thousands)
License agreements	$ 5,690	$ 2,372	$ 3,318	$ 5,690	$ 1,803	$ 3,887
Customer relationships	7,247	3,023	4,224	7,247	2,298	4,949
Favorable leases	2,132	1,269	863	2,132	964	1,168
Total amortizable other intangible assets	$ 15,069	$ 6,664	$ 8,405	$ 15,069	$ 5,065	$ 10,004

Trademarks	5,823	--	5,823	5,823	--	5,823
Total other intangible assets	$ 20,892	$ 6,664	$ 14,228	$ 20,892	$ 5,065	$ 15,827

Goodwill	$ 38,210	$ --	$ 38,210	$ 38,210	$ --	$ 38,210

Management has determined that trademarks have indefinite lives and will not be amortized, based on expectations that the trademarked products will generate cash flows for the Company for an indefinite period. Management expects to maintain usage of trademarks on existing products and introduce new products in the future that will also display the trademarks, thus extending their lives indefinitely.

The amortizable intangible assets reflected in the table above were determined by management to have finite lives. The useful life for licensing agreements was based on management’s estimate of the remaining lives of the contracts including the ability to renew or extend such contracts.  The useful life for the customer relationships was based on management's forecasts of customer turnover. The useful life for the favorable leases was based on the remaining terms of the contracts.

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.  Goodwill and Other Identifiable Intangibles (Continued)

                   The Company’s finite-lived intangible assets are being amortized on a straight-line basis over the amortization periods in the following table. The aggregate weighted-average amortization period is 9.6 years.

Weighted-Average Amortization Period (in years)
Licensing agreements	10.0
Customer relationships	10.0
Favorable leases	7.0

Amortization expense for intangible assets was $1.6 million for the years 2010 and 2009. Estimated amortization expense for each of the years 2011 and 2012 is $1.6 million, $1.5 million for 2013 and $1.3 million for 2014 and 2015.

6.  Long-Term Obligations and Financing Arrangements

The classification of the Company’s financing arrangements and capital lease obligations is as follows:

	December 31,
	2010	2009
	(Dollars In Thousands)

Revolving Credit Loan	$ 19,000	$ 23,500
First Lien Term Loan	206,071	218,250
Second Lien Term Loan	105,000	105,000
Capital lease obligations	28	39
Total	$ 330,099	$ 346,789
Less: current portion	(330,083)	(2,261)
Total long-term capital lease obligations	$ 16	$ 344,528

Financing Agreements

The Company’s financing agreements consist of a $275.0 million First Lien Credit Agreement and a $105.0 million Second Lien Credit Agreement, collectively the “Credit Agreements”.  The First Lien Credit Agreement provides for $50.0 million in revolving credit loans and $225.0 million in term loans, and the Second Lien Credit Agreement provides for $105.0 million in term loans.  The First Lien Credit Agreement has maturity dates of October 30, 2012, with respect to the revolving facility and October 30, 2013, with respect to the term loans. The Second Lien Credit Agreement term loans mature April 30, 2014.  In connection with the origination of the Credit Agreements, the Company incurred transaction costs of $8.3 million.  Substantially all of the Company’s assets are pledged as collateral for the Credit Agreements.

The Credit Agreements initially provided for interest for borrowings under the First Lien term and revolving facility to be based on either, at the Company’s option, the London InterBank Offered Rate (“LIBOR”) plus 2.5% to 2.75% or the base rate plus 1.5% to 1.75%. The Second Lien Credit Agreement provided for interest for borrowings to be based on either, at the Company’s option, the LIBOR plus 6.0% or the base rate plus 5.0%.  Base rate is equal to the greater of (a) the prime rate or (b) the federal funds rate plus 0.5%.

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.  Long-Term Obligations and Financing Arrangements (Continued)

In August 2008, the Company and its lenders entered into amendments to the Credit Agreements.  The amendments adjusted the interest rates for borrowings under the First Lien term and revolving facility to be based on either, at the Company’s option, the LIBOR plus 4.75% to 5.25% or the base rate plus 3.75% to 4.25% with a floor on LIBOR of 3.25% and a floor on the base rate of 4.25%.  The amendments adjusted the interest rates for borrowings under the Second Lien term to be based on either, at the Company’s option, the LIBOR plus 8.5% or the Base Rate plus 7.5% with a floor on LIBOR of 3.25% and a floor on the base rate of 4.25%.  The Company would not have been in compliance with its covenants had the amendment and waiver not been reached.  This amendment and waiver waived any past noncompliance with certain financial covenants and revised future covenants.  The Company determined that the amendments to the Credit Agreements created an instrument that is substantially different from the original debt instruments and therefore the transaction was accounted for as an exchange of debt instruments.  As such, the amendments were accounted for in the same manner as a debt extinguishment. The Company initially recorded the new debt instruments at fair value and recorded a $10.9 million charge to write off the financing fees associated with the financing agreements, which was comprised of unamortized fees of $6.3 million and additional fees incurred with the 2008 amendment of $4.6 million.

In September 2009, the Company and its lenders entered into amendments to the Credit Agreements.   The amendments defined and limited expenses permitted to be added to net income in calculating financial ratios required in the Credit Agreements.  The amendment waived any default or event of default that may have arisen as a result of any noncompliance with financial ratios in prior periods.

As of December 31, 2010 and 2009, $19.0 million and $23.5 million, respectively, were outstanding on the revolving credit facility, and the Company had no open trade letters of credit outstanding. In addition, there were approximately $1.1 million in standby letters of credit outstanding.  Net availability under the revolving credit facility was $29.8 million at December 31, 2010.  In addition, the Company had cash of $18.6 million.

The annual maturities of the Company’s Credit Agreements for the next five years, excluding any repayment under the revolving credit facility are zero for the year 2011, $19.0 million in 2012, $206.1 million in 2013 and $105.0 million in 2014.

At December 31, 2010, the interest rate for the First Lien term loan was 8.5%, the Second Lien term loan was 11.75% and the revolving credit loan interest rate was 8.5%.   In order to assess the impact of changes in interest rates on future earnings and cash flow, the Company assumed a 1.0% (100 basis points) unfavorable shift in the underlying interest rate would result in additional interest expense of $3.3 million.  However, at December 31, 2010, LIBOR was 0.30% and could increase 2.95% (295 basis points) before impacting the Company due to the LIBOR floor in effect at December 31, 2010.

The payment obligations under the Credit Agreements are unconditionally guaranteed by the Company and its domestic subsidiary guarantors. Each of the domestic subsidiary guarantors is a direct or indirect wholly owned subsidiary of the Company.

The Credit Agreements contain a number of covenants that, among other things, restrict the ability of the Company and its subsidiaries, other than pursuant to specified exceptions, to dispose of assets, incur additional indebtedness, incur guarantee obligations, repay other indebtedness, pay dividends, create liens on assets, enter into leases, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, make capital expenditures (not to exceed $5.0 million), enter into sale and leaseback transactions, change the nature of their business or engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. In addition, under the Credit Agreements the Company is required to comply with two specified financial ratios, a total leverage ratio and an interest coverage ratio.

As of December 31, 2010, the Company’s Total Leverage ratio (Consolidated Net Debt to Consolidated EBITDA, each as defined in the Credit Agreements) covenant requires a ratio not to exceed 6.50 to 1 and the Company’s Interest Coverage ratio (Consolidated EBITDA to Consolidated Interest Expense, each as defined in the Credit Agreements) covenant requires a ratio in excess of 1.35 to 1.  Effective with the quarter ending March 31, 2011, the maximum Total Leverage ratio is reduced to 4.25 to 1, and the minimum Interest Coverage ratio is increased to 2.00 to 1, representing a significant step-down from the ratios in effect prior to that time.

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.  Long-Term Obligations and Financing Arrangements (Continued)

On March 25, 2011, the Company and its lenders entered into a limited waiver and amendment to the Credit Agreement.  The limited waiver and amendment waives the requirement to deliver financial statements for 2010 with an opinion that does not contain reference to a going concern uncertainty.  In addition, the limited waiver and amendment waives the maximum Total Leverage ratio and minimum Interest Coverage ratio requirements discussed above for the testing period ending March 31, 2011, for a 90 day period ending June 30, 2011.  Further, the limited waiver and amendment eliminates cure rights previously held by the Company’s equity holders to inject additional capital in the event of a shortfall in Consolidated EBITDA under the financial covenants, and introduces a net cash provision that whereby at the time of any revolver borrowing, the Company’s net cash balance cannot exceed $10.0 million after giving effect to the borrowing and the application of the proceeds of such borrowing.  Fees of approximately $900,000 were charged by the lenders in connection with entering into the waiver and amendment.

Absent obtaining the limited waiver and amendment, the Company would not have been in compliance with the terms of the Credit Agreement. Further, the Company does not currently anticipate that it will be able to comply with the financial covenants referenced above beginning with the testing period ending June 30, 2011, which would constitute an event of default as defined by the Credit Agreement and which would give the lenders the right to accelerate payment of all amounts outstanding under the Credit Agreement.

The Company is currently considering its strategic alternatives to manage the expected noncompliance with covenants on and after June 30, 2011.  These alternatives include a potential sale of the Company, negotiating an additional amendment of the Credit Agreement with the current lenders or seeking replacement financing with new lenders.  If the Company is not successful in completing a sales transaction, negotiating further waivers or amendments, or securing replacement financing, the lenders would have the right to call the debt and require repayment of all amounts outstanding.  These factors give rise to substantial doubt about the Company’s ability to continue as a going concern.

As a result of the conditions discussed above, the Company’s obligations under its Credit Agreement are classified as current liabilities in the accompanying consolidated balance sheet at December 31, 2010.

7.  Income Taxes

The provision for income taxes is summarized as follows:

	December 31,
	2010	2009
Continuing Operations:	(Dollars In Thousands)
Current:
Federal	$ (2)	$ 11
State and local	138	265
Foreign	--	2
	136	278
Deferred:
Federal	--	(11)
State	--	--
	$ 136	$ 267

A reconciliation of the statutory federal income tax to the Company’s provision for income taxes is as follows:

	December 31,
	2010	2009
	(Dollars In Thousands)

Computed at statutory rate	$ 624	$ 453
State and local income taxes, net of federal income tax benefit	136	265
Changes in valuation allowance for deferred tax assets	(624)	(453)
Other, net	--	2
	$ 136	$ 267

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.  Income Taxes (Continued)

Deferred income taxes represent the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The significant components of the Company’s domestic deferred tax assets and liabilities are as follows:

	December 31,
	2010	2009
	(Dollars In Thousands)
Deferred tax liabilities:
Depreciation	$ 324	$ 324
Intangible assets	4,988	5,579
Pension	3,200	3,484
Equity in affiliate	2,537	2,142
Other	185	183
Total deferred tax liabilities	11,234	11,712
Deferred tax assets:
Net operating loss carryforwards	59,037	72,176
AMT credits	119	945
Allowance for bad debts	79	550
Inventory	2,611	4,123
Pension	10,209	10,563
Deferred compensation	529	405
Other	3,357	3,361
Total deferred tax assets	75,941	92,123
Valuation allowance for deferred tax assets	(66,466)	(81,344)
Net deferred tax liability	$ (1,759)	$ (933)

As of December 31, 2010, the Company had federal net operating loss (“NOL”) carryforwards of approximately $173.2 million. These NOL carryforwards are scheduled to expire from the year 2011 through 2030.  In 2010, approximately $40.1 million of NOLs expired unused.

The Internal Revenue Code and Treasury Regulations prescribe a limitation on the use of NOL carryforwards following an ownership change.  The Company experienced such an ownership change on October 30, 2006, as a result of the merger and acquisition of Moretz, Inc.  As a result, all of the Company’s NOL carryforwards are subject to an annual usage limitation of approximately $22.5 million for the next five years (reduces approximately $5.9 million per year thereafter).  The total NOL carryforward that is available against 2011 taxable income is approximately $158.6 million.

Based on the Company’s history of earnings and the limitation on the use of its NOL carryforwards, the Company’s entire balance of net domestic deferred tax assets have been reduced by a valuation allowance of $66.5 million and $81.3 million at December 31, 2010 and 2009, respectively, as it was more likely than not that such assets would not be realized in the future.  The Company had a net decrease in its valuation allowance of $14.8 million in 2010 due to a decrease in the net deferred tax assets, primarily resulting from the expiration of net operating losses.

Gold Toe Moretz Holdings, Inc. adopted the accounting standard guidance related to accounting for uncertainty in income taxes effective January 1, 2009. The guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. The guidance provides clarification on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The cumulative effect of the adoption resulted in a decrease of $763,000 to retained earnings.

The Company recognizes interest accrued related to unrecognized tax benefits as income tax expense.  The Company accrued interest of $8,000 and $34,000, respectively, during 2010 and 2009 related to the unrecognized tax benefits noted above and, as of December 31, 2010 and 2009, the Company has recognized a liability for interest of $374,000 and $365,000, respectively.

The Company is subject to taxation in the United States as well as various states and foreign jurisdictions. As of December 31, 2010, the Company’s tax years for 2006 to present are subject to examination by the tax authorities. The Company is currently under examination by the Internal Revenue Service for the tax year ended December 31, 2008.  There is no significant risk that a material adjustment will result from this audit.

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.	Employee Benefit Plans

Pension Plan

The Company has a qualified defined benefit pension plan (“Retirement Plan”) covering certain employees of two subsidiaries of the Company. The Retirement Plan employs a cash balance form of benefit that provides for benefits based on salary, age and service.  The Retirement Plan was frozen effective January 1, 2007.  The Company's practice is to fund amounts that are required by statute and applicable regulations and which are tax deductible. Assets of the Retirement Plan are investments in cash equivalents, publicly traded fixed income and equity securities, and mutual funds. Assets are valued at fair market value.  The Company recognized a portion of unrecognized net losses of $3.1 million in 2009 due to lump-sum payouts of plan participants.

The Company closed its Burlington, North Carolina manufacturing facility in 2008 (see Note 1 – Background and Significant Accounting Policies).  The Employee Retirement Income Security Act (“ERISA”) requires the Pension Benefit Guaranty Corporation (“PBGC”) to seek additional protection when more than the 20 percent of a company’s employees covered by a pension plan lose their jobs due to a cessation of operations at a facility.  The PBGC and the Company entered discussions following the closure of the Burlington facility and reached a settlement in August 2010.  Under the agreement, the Company paid a settlement payment of $1.0 million to the pension plan on August 5, 2010, and will pay additional settlement payments totaling $1.0 million in equal annual installments beginning January 31, 2011 and ending on January 31, 2013.  The Company has also given PBGC a $7.5 million third lien security interest in the Company’s current and future personal property, which is largely composed of inventory and receivables.  The lien terminates on July 30, 2015.

At December 31, 2010 and 2009, the funded status of the Company’s Retirement Plan was as follows:

	December 31,
	2010	2009
	(Dollars In Thousands)
Benefit Obligation Information
Benefit obligation at beginning of year	$ 51,397	$ 52,963
Interest cost	2,681	3,078
Actuarial loss	2,938	2,993
Benefits paid	(4,699)	(4,402)
Plan curtailments/settlements	--	(3,235)
Benefit obligation at end of year	$ 52,317	$ 51,397

Change in Plan Assets
Fair value of plan assets at beginning of year	$ 31,790	$ 32,733
Employer contributions	1,383	1,635
PBGC settlement payment	1,000	--
Actual return on plan assets	3,597	5,059
Benefits paid	(4,699)	(7,637)
Fair value of plan assets at end of year	$ 33,071	$ 31,790

Reconciliation of Funded Status
Fair value of plan assets	$ 33,071	$ 31,790
Benefit obligation	52,317	51,397
Funded status	(19,246)	(19,607)
Net amount recognized at end of year	$ (19,246)	$ (19,607)

Amounts Recognized in the Consolidated Balance Sheets
Noncurrent liabilities	$ (19,246)	$ (19,607)

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.  Employee Benefit Plans (Continued)

	December 31,
	2010	2009
	(Dollars In Thousands)
Amounts not yet recognized as a component of net periodic benefit cost and recognized in accumulated other comprehensive income consist of:
Prior service cost	$ (261)	$ (295)
Net loss	(27,332)	(28,254)
Total accumulated other comprehensive loss	$ (27,593)	$ (28,549)

The accumulated benefit obligation for the defined benefit plan was $52.3 million and $51.4 million as of December 31, 2010 and 2009, respectively.

Net periodic pension expense of the Company's Retirement Plan for the years ended December 31, 2010 and 2009, include the following components:

	December 31,
	2010	2009
	(Dollars In Thousands)
Interest cost	$ 2,681	$ 3,078
Expected return on plan assets	(2,236)	(2,238)
Amortization of prior service cost	34	34
Recognized net actuarial loss	2,499	2,831
Net periodic pension cost	2,978	3,705
Other benefit charges:
Curtailment/settlement charge	--	1,778
Net periodic pension expense	$ 2,978	$ 5,483

Changes recognized in other comprehensive income
Changes in plan assets and benefit obligations recognized in other comprehensive income
Net loss arising during the year	1,577	173
Amounts recognized as a component of net periodic benefit cost
Amortization or curtailment recognition of prior service cost	(34)	(34)
Amortization or settlement recognition of net gain	(2,499)	(4,610)
Total recognized in other comprehensive (income) loss	(956)	$(4,471)
Total recognized in net periodic benefit cost and other comprehensive loss	$ 2,022	$ 1,012
Estimated amounts that will be amortized from accumulated other comprehensive income
Prior service cost	34	34
Net loss	2,728	2,405

Weighted-average assumptions to determine benefit obligations and net periodic benefit cost
	December 31,
	2010	2009
Benefit Obligation
Discount rate	4.85%	5.46%
Net Periodic Benefit Cost
Discount rate	5.46%	6.26%
Rate of return on plan assets	7.50%	7.50%

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.  Employee Benefit Plans (Continued)

In developing the expected long-term rate of return on plan assets of 7.50%, the Company considered the historical returns and future expectations for returns for each asset category, as well as the target asset allocation of the portfolio.  The expected long-term rate of return on assets is based on weighted-average expected returns for each asset class.

Plan Assets	December 31,
	2010	2009
Actual Asset Allocation
Actual % of assets invested in domestic equities at year-end	44%	26%
Actual % of assets invested in international equities at year-end	13%	15%
Actual % of assets invested in fixed income at year-end	41%	59%
Actual % of assets invested in short term investments at year-end	2%	-- %

Long-Term Target Asset Allocation
Long-term target % of assets invested in domestic equities	52%	48%
Long-term target % of assets invested in international equities	18%	12%
Long-term target % of assets invested in fixed income	30%	40%

Cash Flows

Contribution

The Company expects to make a contribution of approximately $3.2 million to its Retirement Plan in 2011.

In accordance with ASC 715, Compensation – Retirement Benefits, the Retirement Plan classifies its investments as either Level 1, which refers to securities valued using quoted prices from active markets for identical assets, Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available and Level 3, which refers to unobservable market inputs.  Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements.  A summary of the Retirement Plan’s investments measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2010 and 2009 is as follows:

	Fair Value Measurements Using (Dollars In Thousands)
	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Total
	2010	2009	2010	2009	2010	2009
Mutual funds	$ 32,454	$ 23,316	$ --	$ --	$ 32,454	$ 23,316
Money market fund	--	--	617	59	617	59
Common/collective trust funds	--	--	--	8,415	--	8,415

Total	$ 32,454	$ 23,316	$ 617	$ 8,474	$ 33,071	$ 31,790

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.  Employee Benefit Plans (Continued)

Estimated Future Benefit Payments

The following benefit payments, which reflect future service, as appropriate, are expected to be paid:

(Dollars In Thousands)

2011	$ 4,722
2012	4,546
2013	4,431
2014	4,455
2015	4,068
2016 – 2020	18,637

Profit Sharing/401(k) Plans

The Company has a 401(k) plan, which is offered to all employees.  This is a defined contribution plan where participants may contribute 1% to 99% of their compensation subject to Internal Revenue Code limitations.  Participants immediately vest in their deferrals.  A company match, at the discretion of management, is calculated quarterly for eligible participants.  The match calculation provides employees with less than five years of service a 100% match on the first 2% and employees with five plus years of service are eligible for an additional 50% match on the next 2%.  Matching contributions are on a three-year cliff vesting schedule.  The Company’s matching contributions to the 401(k) plan were approximately $176,000 and zero for the years ended December 31, 2010 and 2009, respectively.

Deferred Compensation

Prior to its termination in March 2011, (see Note 1 - Background and Significant Accounting Policies), the Company had a nonqualified supplemental retirement plan (the “SERP”) for certain executives.  The Company informally funded the SERP with corporate-owned split dollar insurance arrangements.  The SERP provides that upon retirement, typically when the executive reaches age 65, the executive would receive a monthly benefit as defined within the SERP for 15 years.

The Company accrued the present value of the retirement benefits, using a 6% discount rate and a salary increase rate of 3%.

The following table sets forth the Plan’s status:

	December 31, 2010	December 31, 2009
(Dollars In Thousands)
Projected benefit obligations	$ 1,432	$ 1,095
Fair value of Plan assets	--	--
Unfunded status	$ 1,432	$ 1,095

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.  Employee Benefit Plans (Continued)

The following sets forth amounts included in the accompanying consolidated balance sheets for the SERP:

	December 31, 2010	December 31, 2009
(Dollars In Thousands)
Deferred compensation plan liability	$ 1,432	$ 1,095
Less current portion	--	--
	$ 1,432	$ 1,095

The net benefit cost and benefits paid for the years ended December 31, 2010 and 2009 are as follows:

	December 31, 2010	December 31, 2009
(Dollars In Thousands)
Benefit cost charged to expense	$ 337	$ 162
Benefits paid	$ --	$ --

9.	Investment in Affiliate

On January 7, 2002, the Company entered into a joint venture agreement with Administradora Gaco, S.A. de C.V. and Inversiones Gaco, S.A. de C.V. investing $2.6 million for a 50% share of outstanding capital stock of Inversiones Gaco, S. A. de C.V.  The Company’s investment in the joint venture is accounted for under the equity method.  The joint venture owns a leading manufacturer and distributor of men’s, women’s and children’s socks in Mexico with the largest Mexican brand, CANNON.

Summary condensed financial information of the joint venture, for which the Company has recorded its 50% share of operating results, is as follows:

	2010	2009
(Dollars In Thousands)
Balance Sheet
Current assets	$ 15,566	$ 11,671
Non current assets	10,302	10,457
Total assets	$ 25,868	$ 22,128
Current liabilities	$ 7,083	$ 5,122
Non current liabilities	1,720	1,863
Total liabilities	$ 8,803	$ 6,985
Income Statement
Net sales	$ 33,379	$ 24,986
Gross profit	$ 6,492	$ 4,764
Net income	$ 1,583	$ 1,618

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.    Share-based Compensation Plans

                  During 2007, the stockholders of the Company approved the 2007 Gold Toe Moretz Holdings Corp Stock Incentive Plan (the “2007 Plan”), authorizing 225,000 shares for issuance. Awards under the 2007 Plan may be in the form of nonqualified stock options, stock appreciation rights and other stock-based awards.  In January, 2010, the Company’s shareholders agreed to cancel the 93,000 stock options outstanding and in exchange, granted 97,000 shares of restricted stock to participants in the 2007 Plan.   The restricted stock has a time-based awards vesting feature.   Subject to the executive’s continued employment, 25% of the shares vested on July 1, 2010, and, generally, an additional 25% of the shares will vest on January 1 of 2011, 2012 and 2013.  As of December 31, 2010, approximately 95,000 restricted shares were outstanding under the 2007 Plan.

                   For the years ended December 31, 2010 and 2009, equity-based compensation expense of $30,000 and $53,000, respectively, was recognized in the consolidated statements of operations.

The following tables summarize the Company's stock option activity and information about stock options outstanding at December 31, 2010 (in thousands, except per share data):

	Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Outstanding and expected to vest at December 31, 2006	--	$ --
Granted	144	$ 70.60	$ 3.08

Outstanding and expected to vest at December 31, 2007	144	$ 70.60		$ --
Forfeited	(41)

Outstanding and expected to vest at December 31, 2008	103	$ 70.60		$ --
Forfeited	(10)

Outstanding and expected to vest at December 31, 2009	93	$ 70.60		$ --

Cancelled	(93)

Outstanding and expected to vest at December 31, 2010	--	$ --		$ --

The following tables summarize the Company's restricted stock activity and information about restricted stock outstanding at December 31, 2010 (in thousands, except per share data):

	Shares	Weighted- Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value	Weighted- Average Remaining Contractual Term
Outstanding and expected to vest at December 31, 2009	--	$ --
Granted	97	$ --	$ --	3.0
Forfeited	(2)
Vested	(24)
Outstanding and expected to vest December 31, 2010	71	$ --	$ --	2.1

Vested shares at December 31, 2010	24	$ --

The Company determined, based on an analysis by a third-party valuation specialist, that the restricted stock grants had no fair value at the grant date.

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. Endorsement, Sponsorship, and Licensing Agreements

    Certain of the Company's subsidiaries license product from third-party licensors and generally pay a royalty based on sales of the products.  Royalty expense is classified in selling, general and administrative expenses in the accompanying consolidated statements of operations.  License agreements may require the Company to guarantee a minimum amount of royalties.  In addition, certain subsidiaries have entered into endorsement or sponsorship programs that require minimum payments.  Approximate future minimum amounts to be paid under these agreements are as follows as of December 31, 2010:

Endorsement, Sponsorship, and Licensing Agreements
Year payable:	(Dollars In Thousands)

2011	$ 6,310
2012	7,194
2013	7,870
2014	6,550
2015	200

12.  Commitments and Contingencies

The Company leases certain land, buildings and equipment under noncancellable operating leases that expire in various years through 2018. Certain of the operating leases contain rent escalation clauses and require the Company to pay maintenance costs, property taxes and insurance obligations on the leased property.  Future minimum lease payments under noncancellable operating leases as of December 31, 2010 are as follows:

Operating Leases
Year payable:	(Dollars In Thousands)

2011	$ 4,797
2012	3,680
2013	2,748
2014	1,539
2015	463
Thereafter	601
Total minimum lease payments	$13,828

Net rent expense totaled approximately $5.3 million in 2010 and $5.5 million in 2009.

The Company has standby letters of credit of approximately $1.1 million as of December 31, 2010 and 2009.

On December 23, 2008, a former officer, James A. Williams, filed suit alleging GoldToeMoretz, LLC (“GTM”) breached his employment contract.  The lawsuit alleged that Mr. Williams was due approximately $5,000,000 as additional severance.  GTM filed certain counterclaims and vigorously defended the lawsuit.  This suit was settled on December 10, 2010 for $250,000.  The Company incurred approximately $127,000 in legal fees in defense of this lawsuit.

On July 7, 2010, GAKM Resources LLC and GoldToeMoretz, LLC filed an action for counterfeiting and trademark infringement against Garment Group, Inc. in federal court in California.  The plaintiffs contended that Garment Group, Inc. imported counterfeited socks bearing trademarks owned by the plaintiffs into the United States and sold them.  Garment Group, Inc. paid the plaintiffs the sum of $18,000 on December 23, 2010 to settle the matter.

In addition to the items discussed above, from time to time, the Company is involved in various legal proceedings arising from the ordinary course of its business operations.  The Company believes that its potential liability with respect to any matters currently known will not have a material impact to the Company's consolidated financial position or results of operations.

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 13.  Related-Party Transactions

As a result of the merger of Moretz, Inc. in 2006, the Company entered into a management and advisory agreement with The Blackstone Group.  The Company expensed approximately $1.0 million and $760,000 for advisory fees for the years ended December 31, 2010 and 2009, respectively.  In 2008, the Company amended the management and advisory agreement that deferred future payment of the advisory fees.  The Company has accrued advisory fees of $2.7 million and $1.7 million at December 31, 2010 and 2009, respectively.

In connection with the Company’s joint venture, the Company sold raw materials $10.4 million and $7.0 million to Inversiones Gaco, S.A. de C.V. for 2010 and 2009, respectively, and the Company purchased goods totaling $22.1 million and $14.1 million from Inversiones Gaco, S.A. de C.V. for 2010 and 2009, respectively.  As of December 31, 2010, no accounts receivable was due from the joint venture and $1.2 million was due from the joint venture as of December 31, 2009.  As of December 31, 2010, accounts payable of $1.0 million was due to the joint venture and as of December 31, 2009, no accounts payable was due to the joint venture.

The Company leases warehouse space from companies related through common ownership under noncancellable operating-type leases (see Note 12 - Commitments and Contingencies).  The annual payments on these leases are approximately $2.0 million.

The Company purchased air transportation services from a company related through common ownership.  Expenses were approximately $72,000 and $17,000 for the years ended December 31, 2010 and 2009, respectively.

 14. Subsequent Events

The Company has considered subsequent events through June 27, 2011, in preparing the consolidated financial statements and disclosures, as this is the date on which the financial statements were available to be issued.

On March 25, 2011, the Company and its lenders entered into a limited waiver and amendment of its first and second lien credit facilities (see Note 6 – Long-Term Obligations and Financing Arrangements).

In March of 2011, the nonqualified supplemental retirement plan (the “SERP”), as discussed in Note 8 – Employee Benefit Plans, was terminated by an agreement between GoldToeMoretz, LLC and the remaining four participants.  The SERP would have paid the participants a portion of their base salary upon their retirement from service with the Company, provided they reached age 65 serving at the Company.  The SERP was funded by split dollar insurance arrangements and the policies and cash values were owned by the Company.  In lieu of supplemental retirement payments, the participants elected to take the cash value from the life insurance policies.

On April 15, 2011, Gildan Activewear, Inc. (“Gildan”) acquired 100% of the common stock of Gold Toe Moretz Holdings Corp. for aggregate cash consideration of approximately $350 million. The majority of the consideration was used to fully repay the outstanding indebtedness of the Company under the Credit Agreements on the date of acquisition.

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.  Reconciliation with Canadian Generally Accepted Accounting Principles

The consolidated financial statements of the Company are prepared in accordance with U.S. GAAP.  The material differences between U.S. GAAP and Canadian generally accepted accounting principles (“Canadian GAAP”) affecting the Company’s consolidated financial statements are detailed as follows:

(a)	Reconciliation of net earnings and comprehensive income:

Year ended December 31, 2010

Net earnings and comprehensive income as per U.S. GAAP	$3,674

Adjustments:
Pension liability adjustment (ii)	956
Net earnings and comprehensive income as per Canadian GAAP	$2,718

(b)	Reconciliation of stockholders’ deficit:

December 31, 2010

Stockholders’ deficit as per U.S. GAAP	$(213,811)

Adjustments:
Pension liability adjustment (ii)	27,593
Stockholders’ deficit as per Canadian GAAP	$(186,218)

(i)
  Accounting for interest in joint ventures:  The Company accounts for its investment in affiliate, as described in Note 9 – Investment in Affiliate, using the equity method.  Under Canadian GAAP, the proportionate consolidation method is used to account for interests in joint ventures.  This difference would result in the reclassifications of the amount recorded as investment in affiliate to individual line items in the consolidated balance sheets and statements of earnings and comprehensive income, but would not have any impact on the Company’s stockholders’ deficit and net income and comprehensive income.  Therefore, for the purpose of this reconciliation, there are no adjustments made to account for the Company’s interest in affiliate.

(ii)
   Pension liability:  The Company’s accumulated benefit obligation for its defined benefit pension plan exceeds the fair value of plan assets. U.S. GAAP requires the funded status of pension plans to be presented on the balance sheet by recording the unrecognized actuarial gains and losses and prior service cost in accumulated other comprehensive loss. As a result, the Company has recorded a pension liability adjustment in Accumulated other comprehensive loss. The variations of these unrecognized amounts in the period are included in other comprehensive income (loss). Under Canadian GAAP, these unrecognized gains or losses remain off balance sheet until their eventual recognition in net income. As a result, an adjustment of $27.6 million is required to reverse the net balance of unfunded accumulated benefit obligation in accumulated other comprehensive loss and a charge of $1.0 million is required to reverse the amounts recorded in other comprehensive income for the year ended December 31, 2010.  The recognition of the actuarial gains and losses by application of the corridor method and past service cost in net income is the same under Canadian GAAP and therefore, no adjustment is required to net income.

GOLD TOE MORETZ HOLDINGS, CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.  Reconciliation with Canadian Generally Accepted Accounting Principles (Continued)

(c) Future accounting standards:

International Financial Reporting Standards (“IFRS”):

In February 2008, the AcSB confirmed that IFRS, as issued by the International Accounting Standards Board, will replace Canadian generally accepted accounting principles for publicly accountable enterprises effective for fiscal years beginning on or after January 1, 2011. Therefore as a result of the transaction described in Note 14 above, the Company will be required to prepare IFRS compliant interim and annual financial statements to be included in the consolidated financial statements of Gildan beginning on October 1, 2011 with comparative information for the same periods in the preceding year as of the date of acquisition, April 15, 2011.

(d) Inventories:

The amount of inventory recognized as an expense and included in cost of goods sold for the year ended December 31, 2010 was $180.2 million.